Exhibit 99.1

Selina Announces Key Board Appointment and Formation of New Board Committee

NEW YORK - March 20, 2023 - Selina Hospitality PLC (“Selina” or the “Company”), (NASDAQ: SLNA), the fast-growing lifestyle and experiential hospitality company targeting millennial and Gen Z travelers, is proud to announce the appointment of Alan Bowers as the newest independent director on its Board of Directors, effective as of March 17, 2023. In addition, as part of Selina’s commitment to corporate governance, the Board has established a Finance and Capital Allocation Committee to help oversee budgeting, capital allocation and significant transactions. Catherine Dunleavy, who has stepped down as chair of, but remains a member of, the Audit Committee was appointed as chair of the new committee. The establishment of the Finance and Capital Allocation Committee underscores Selina’s ongoing commitment to prudent cost management, strategic growth, and robust financial oversight.

In light of the establishment of the Finance and Capital Allocation Committee and the appointment of Ms. Dunleavy as its chair, Mr. Bowers has been appointed as the chair of the Audit Committee and a member of the new Finance and Capital Allocation Committee, effective as of March 17, 2023.

Eric Foss, chair of the Selina Board, commented: “We welcome Alan to the Board. His extensive hospitality and public company board experience, combined with the establishment of the Finance and Capital Allocation Committee, will help to further strengthen an already strong Board and the governance framework of the company. We look forward to Alan’s contributions as the Board and management continue to focus on the company’s three strategic initiatives, achieving positive cashflow, executing on their path to profitability, and continuing to build the Selina brand.”

With the addition of Mr. Bowers, Selina’s Board is now comprised of six independent directors and two executive directors. Mr. Bowers brings to Selina an extensive background in hospitality, audit, accounting, and financial reporting. He currently serves as a non-executive director and chair of the Audit Committees of Ocwen Financial Corporation (NYSE: OCN) and CWT Travel Holdings, Inc., a private travel management platform business. He formerly served as a non-executive director and chaired the audit committees of Walker & Dunlop, Inc. (NYSE: WD), from 2010 until 2022, CorePoint Lodging, Inc. (NYSE: CPLG), from 2018 until 2022, and La Quinta Holdings (NYSE: LQ), from 2013 until 2018. Mr. Bowers has been a certified public accountant since 1978 and served as staff auditor, audit partner and managing partner at Coopers & Lybrand, L.L.P. during a 17-year tenure there.

“The strategic appointment of Alan exemplifies the strength of Selina’s brand and its ability to attract top talent. We are happy that he will be joining the Board to help guide us as we balance our short-term strategic objectives, enhance our corporate governance and financial controls, and work on positioning Selina for long-term success,” said Rafael Museri, Chief Executive Officer, director and co-founder of Selina.

About Selina Hospitality PLC

Selina (NASDAQ: SLNA) is one of the world’s fast-growing hospitality companies built to address the needs of millennial and Gen Z travelers, blending beautifully designed accommodation with coworking, recreation, wellness, and local experiences. Founded in 2014 and custom-built for today’s nomadic traveler, Selina provides guests with a global infrastructure to seamlessly travel and work abroad. Each Selina property is designed in partnership with local artists, creators, and tastemakers, breathing new life into existing buildings in 24 countries and six continents – from urban cities to remote beaches and jungles. To learn more, visit Selina.com or follow Selina on Twitter, Instagram, Facebook or YouTube.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events, and include terms such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential,” or “continue,” or the negatives of these terms or variations of them or similar terminology. All statements other than statements of historical fact included in this press release, including statements regarding our future results of operations and financial position as well as plans and objectives of management for future operations, are forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while we consider reasonable, are inherently uncertain. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those described in our filings with the U.S. Securities and Exchange Commission. No assurance can be given that such future results will be achieved. Such forward-looking statements contained in this document speak only as of the date of this press release. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based unless required to do so by applicable law. Contacts

Media: press@selina.com

Investor: investors@selina.com